

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 1, 2011

Paul D. Thompson
Chief Executive Officer
Mexus Gold US
1805 N. Carson Street, Suite 150
Carson City, NV 89701

   **Re:    Mexus Gold US**
   **Form 8-K**
   **File No. 000-52413**

Dear Mr. Thompson:

   We have completed our review of your filings and do not have any further comments at this time.

Sincerely,

/s/ Brian K. Bhandari

Brian K. Bhandari
Accounting Branch Chief